May 20, 2013
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-5010
Attn: Ethan Horowitz

Re:	Be Active Holdings, Inc.
Form 8-K
Filed May 9, 2013
File No. 333-174435

Dear Mr. Horowitz:

We are counsel to Be Active Holdings, Inc. (the “Company”). We hereby submit, on behalf of the Company, a response to comments by the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated May 10, 2013 (the “Comment Letter”) relating to the Company’s Current Report on Form 8-K filed on May 9, 2013 (the “8-K”).  Set forth below are the Company’s responses to the Staff’s comments and are filed in conjunction with an amendment to the 8-K (the “Amendment”).  For convenience of the Staff, the numbered paragraphs below correspond to the numbered paragraphs contained in the Comment Letter.

Form 8-K filed May 9, 2013

1.
We note your statement that “W&B had previously served as the Company’s independent registered public accounting firm and issued reports on the Company’s financial statements for the years ended December 31, 2011 and 2010.” However, Item 304(a)(1)(ii) of Regulation S-K requires consideration of the principal accountant’s report on the financial statements for either of the past two years. We note Weinberg & Baer LLC issued a more recent report dated April 9, 2013. Please update your disclosure as necessary.

Response:

The Company has revised its disclosures in accordance with the Staff’s Comment #1.

2.
Please be advised that Item 304(a)(1)(ii) of Regulation S-K also requires a statement about whether or not the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report. Please expand your disclosure to make reference to the going concern paragraph issued by your former accountants for your two most recent fiscal years.

Response:

The Company has revised its disclosures in accordance with the Staff’s Comment #2.

3.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response:

The Company has attached, as Exhibit 16.1, a letter from Weinberg & Baer LLC stating that Weinberg & Baer LLC agrees with the disclosures contained in the Amendment.

The Company hereby acknowledges the following:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 930-9700.

Very Truly Yours,

/s/ Tara Guarneri-Ferrara
Tara Guarneri-Ferrara